Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-262821

February 6, 2024

CNA Financial Corporation

$500,000,000

5.125% Notes Due 2034

Final Term Sheet

Issuer:	CNA Financial Corporation
Offering Format:	SEC Registered
Securities:	5.125% Notes due 2034 (the “Notes”)
Security Type:	Senior Unsecured Fixed Rate Notes
Trade Date:	February 6, 2024
Settlement Date*:	February 9, 2024 (T + 3)
Maturity Date:	February 15, 2034
Expected Ratings (Moody’s / S&P / Fitch)**:	Baa2 / A- / BBB+
Interest Payment Dates:	Semi-annually on February 15 and August 15, commencing on August 15, 2024
Principal Amount:	$500,000,000
Treasury Benchmark:	4.500% due November 15, 2033
Treasury Benchmark Yield:	4.090%
Spread to Treasury Benchmark:	T + 120 basis points
Yield to Maturity:	5.290%
Coupon:	5.125%
Price to Public:	98.729% of principal amount
Optional Redemption:	Make-whole at T + 20 basis points any time prior to November 15, 2033; par call at any time on or after November 15, 2033
CUSIP / ISIN:	126117 AY6 / US126117AY60
Joint Book-Running Managers:	Wells Fargo Securities, LLC BofA Securities, Inc. J.P. Morgan Securities LLC Barclays Capital Inc. Citigroup Global Markets Inc. U.S. Bancorp Investments, Inc.
Co-Managers:	Samuel A. Ramirez & Company, Inc. Siebert Williams Shank & Co., LLC

*It is expected that delivery of the Notes will be made against payment therefor on or about February 9, 2024, which will be the third business day following the date hereof (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any day prior to two business days before delivery will be required to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisors.

**Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Joint Book-Running Managers in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at (800) 645-3751, BofA Securities, Inc. at (800) 294-1322 and J.P. Morgan Securities LLC collect at (212) 834-4533.

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